Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **March 2010**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.
Form 20-F   ☐ x ☐   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
          Yes ☐   No ☐ x ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82- _____

Attached as Exhibit 99.1 is the Shareholder Coordination Letter.
Attached as Exhibit 99.2 is the Amended and Restated Registration Rights Agreement with Nestle S.A.
Attached as Exhibit 99.3 is the Novartis Registration Rights Agreement with Novartis AG.
Attached as Exhibit 99.4 are the revised Articles of Association of Alcon, Inc. as of February 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date: March 11, 2010   By: /s/ Joanne Beck
                                      Name: Joanne Beck
                                      Title: General Manager

Date: March 11, 2010   By: /s/ Stefan Basler
                                      Name: Stefan Basler
                                      Title: Attorney-in-Fact